Exhibit (a)(1)

April 6, 2012

Dear Dividend Capital Total Realty Trust Inc. Stockholder:

On March 23, 2012, affiliates of MacKenzie Capital Management, LP and certain other parties (collectively, “MPF”) commenced an unsolicited offer to purchase up to 9,150,000 shares of common stock of Dividend Capital Total Realty Trust Inc. (the “Company”) at a price of $5.25 per share in cash (the “MPF Offer”). After carefully evaluating the MPF Offer and consulting with our management and outside legal advisor, the Board of Directors of the Company recommends that you reject the MPF Offer and not tender your shares. As more fully set forth in the enclosed Schedule 14D-9, we believe that the MPF Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is less than the current and potential long-term value of the shares. We believe that you should view MPF as an opportunistic purchaser that is attempting to acquire your shares cheaply in order to profit at your expense.

In order to deter MPF and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value, the Board has authorized a self-tender offer (the “Self-Tender Offer”) to purchase up to 9,150,000 shares of common stock of the Company at $6.00 per share. However, the Board believes that the offer price under the Self-Tender Offer is still less than the current and potential long-term value of the shares. Accordingly, the Board does not recommend that stockholders tender their shares in the Self-Tender Offer or the lower MPF Offer. You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Self-Tender Offer, each of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission, before making your decision with regard to the Self-Tender Offer.

The Board acknowledges that each stockholder must evaluate whether to tender his or her shares in either offer and that because there is no trading market for the shares an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her shares in either offer, each stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s existing share redemption program at any time (and there is only a limited opportunity to redeem shares under the program), (b) the Board may have the right to amend, extend or terminate the Self-Tender Offer and (c) the Board makes no assurances with respect to (i) future distributions (which are set and can change periodically) or (ii) the timing of providing liquidity to the stockholders.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your shares in either offer.

Sincerely,

John A. Blumberg

Chairman of the Board

Dividend Capital Total Realty Trust Inc.